Arabella Exploration, Inc.

OTCQB: AXPLF, AXLWF



The Pure Play
Southern Delaware Basin
E&P Opportunity

Safe Harbor Statement

This document shall not constitute an offer to sell or the solicitation of an offer to buy securities of Arabella Exploration, Inc. ("Arabella" or the "Company")

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbor created thereby. You can identify forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions. Specifically, statements regarding Arabella's future business, including any revenue projections, costs, earnings or other financial items, as well as statements relating to the objectives of management and other business plans, including anticipated new products and investments, are forward looking statements. These forward-looking statements are not guarantees of future performance but are rather based upon management's current expectations and assumptions as to future events that may not prove to be accurate. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the growth of the markets addressed by our products; the demand for and market acceptance of our products; our ability to successfully compete in the markets in which we do business; our ability to successfully address the cost structure of our products; the ability to develop and implement new technologies; and our ability to realize financial and strategic benefits of past and future transactions. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting Arabella's business generally. These risks and uncertainties, and others, that relate to Arabella's business and financial condition are detailed from time to time in Arabella's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date indicated, and Arabella disclaims any obligation to update or revise the information contained in any forward-looking statements, whether as a result of new information, future events or otherwise.

About Arabella Exploration

OTCQB: AXPLF		
Share Price (9/19/14)	$6.05	
Market Cap (9/19/14)	$29.2mm	
Float	0.7mm	
Insider Ownership(1)	4.3mm	▸ Includes 190,477 shares purchased by Jason Hoisager at $10.50 on June 26, 2014
Ordinary Shares Outstanding(1)	5.0mm	
Warrants (OTCQB: AXLWF)	10.7mm	▸ Exercise of public warrants would bring ~$20.5mm in proceeds
Other Warrants	1.3mm	
Third Party Debt(2)	$16.0mm	▸ $29.0mm of additional Senior Secured Notes available under the current facility(3)

(1) Excludes 1,705,002 shares held in escrow pending the achievement of certain performance targets.
(2) Does not include $3.0mm of 10 year, perpetually subordinate, non-interest bearing debt owed to Jason Hoisager
(3) Remaining amount under Senior Secured Note Facility. Based on satisfaction of performance thresholds; there can be no assurance that the Company will meet these thresholds

Business

About The Delaware Basin


NEW MEXICO
NORTHWESTERN SHELF
EASTERN SHELF
DELAWARE BASIN
MIDLAND BASIN
CENTRAL BASIN PLATFORM
DIABLO PLATFORM
TEXAS
SHEFFIELD CHANNEL
OZONA ARCH
SOUTHERN SHELF
HOVEY CHANNEL
OUACHITA-MARATHON OROGENIC BELT
VAL VERDE BASIN
MEXICO

- Arabella is an oil and natural gas company focused on the acquisition, development and exploration of unconventional oil and natural gas reserves in the Wolfbone Play of the Southern Delaware Basin in West Texas
- The Wolfbone Play is characterized by:
  - High oil content and liquids rich, high BTU natural gas
  - Multiple horizontal target horizons
  - Extensive production history
  - Long-lived reserves
  - Over-pressured formations
  - High drilling success rates
- Arabella's management team has deep expertise in oil and gas exploration:
  - Deep local land knowledge in the Basin
  - Expertise in the geology of the play
  - Cutting edge experience in highly technical, high pressure, complex horizontal and multi-lateral drilling

Arabella's Acreage Position


West
WESTERN SHELF
East
CENTRAL BASIN PLATFORM
ARABELLA POSITION
TOP OF DELAWARE MOUNTAIN GROUP
OVER-PRESSURED AREA
TOP OF BONE SPRING SECTION
AVALON
1st BONE SPRING SAND
2nd BONE SPRING SAND
3rd BONE SPRING SAND
WOLFCAMP
TOP OF PENNSYLVANIAN
DEEPER TARGETS
Platform Shelf Carbonates
Carbonates
Sandstone
Sandstones and Siltstones
Shale

- Arabella's position is located in the heart of the over-pressured, stacked pays of the Delaware Basin – with the potential for high liquids producing wells out of multiple pay zones

Acreage Overview


DELAWARE
BASIN
Loving
Winkler
Ector
Culberson
Ward
Reeves
Crane
CENTRAL
BASIN
PLATFORM
Wolfbone
ARABELLA
Other Operators
ANADARKO
ATLANTIC
BHP
CLAYTON WILLIAMS
ENERGEN
EXL -OXY
LEGACY RESERVES
PIEDRA
OTHERS
Pecos
Jeff Davis
DIABLO
PLATFORM
0
40
Miles
Jackson
Emily Bell
Woods

Arabella's acreage is in what it considers to be the heart of the Wolfbone Play

County	Gross Acres	Net Acres
Reeves	8,332	3,810
Ward	640	356
Total	8,972	4,166

Multi-Year Drilling Inventory


Well #1
Well #2
Well #3
Well #4

Typical Well Layout – Four Wells Per 640 Acre Section At 160 Acre Spacing
—
~ 60 Locations

Multiple Horizontal Targets


1st Bone Spring Sand
2nd Bone Spring Sand
3rd Bone Spring Sand
Wolfcamp A Shale
Wolfcamp B Shale
Wolfcamp C Shale
Wolfcamp D Shale

6,000′ – 8,000′ Of Over-Pressured Pay Zones

	Potential Zones Above Bone Springs
1st Bone Spring	1-2 Horizontal Targets
2nd Bone Spring	1-2 Horizontal Targets
3rd Bone Spring	0-1 Horizontal Targets
Wolfcamp A	1 Horizontal Target
Wolfcamp B	1 Horizontal Target
Wolfcamp C	1 Horizontal Target
Wolfcamp D	1 Horizontal Target
	Additional Wolfcamp And Other Zones

Average of 6 - 10 Targets Per Spacing
—
~ 360-600 Total Locations

Production Capability

- Arabella's drilling team uses technology to maximize the efficiency of oil recovery including:
  - Drilling multi-lateral wells, either in stages or grass roots
  - Reentering vertical wells to add lateral legs
- By using advanced drilling methods, Arabella believes it can maximize oil produced at lower costs per barrel
- Just as horizontal wells offer significantly more efficient oil production than vertical, multi-lateral is the next advance in cost effective oil production
- Effectively, Arabella is able to drill a second, entirely new lateral well off of the already sunk cost of the original vertical



Re-enter Vertical For A Lateral | Staged Dual-Lateral Well | Original Dual-Lateral Well

Illustrative Well Economics[1]

	Vertical Well	Single Lateral Horizontal Well	Staged Dual Lateral Well	Original Dual Lateral Well
Well Cost	$4.0mm	$7.5mm	$11.5mm	$10.0mm
EUR	250 MBOE	700 MBOE	1,400 MBOE	1,400 MBOE
Cost to Develop	$16.00/ BOE	$10.71/ BOE	$8.21/ BOE	$7.14/ BOE

(1) Illustrative Well Economics are Company estimates based on a theoretical well of each type drilled the Delaware Basin

Improved Drilling Efficiency and Results

Well cost have been decreasing while initial production has been increasing

Well Drilling Cost
($MM)


Drilling Cost
$3.8
$8.1
$6.5
$6.2
$5.7
$4.2
$5.0
SM Prewitt #1H
Locker State #1H
Graham #1H
Woods #1H
Jackson #1H
Emily Bell#1H
Woods #2H

24 Hour Peak Production Rate
(BOE)


Production
283
350
634
1,221
875
1,125
TBD
SM Prewitt #1H
Locker State #1H
Graham #1H
Woods #1H
Jackson #1H
Emily Bell#1H
Woods #2H

Drilling Overview



1st Bone Spring Sand
2nd Bone Spring Sand
3rd Bone Spring Sand
Wolfcamp A Shale
Wolfcamp B Shale
Wolfcamp C Shale
Wolfcamp D Shale

Arabella has completed wells in each of the four main zones of the Wolfcamp Shale

Wolfcamp A	1 Well Completed
Wolfcamp B	3 Wells Completed
Wolfcamp C	1 Well Completed
Wolfcamp D	2 Wells Completed

Current Arabella Positions	
Drilled Wells	7
Wells Completing	1
Wells Drilling	1

Existing Wells and Drilling Plan

	Well	Working Interest (%)	Lateral Length (ft)	Completed Formation	Peak Rate 24-hour (BOE/day)	Peak Rate 30-day (BOE/day)	Percent Oil	EUR (BOE)
Producing or Completing	SM Prewitt #1H							
	-1st Lateral	18.5500	4,000	Wolfcamp C	283	146	89%	100,000
	-2nd Lateral	18.5500	4,000	Wolfcamp A	Class 5 Dual Lateral – Drilled but not completed			
	Locker State #1H	18.5500	4,000	Wolfcamp D	350	109	85%	186,000
	Graham #1H	19.5500	4,000	Wolfcamp D	634	383	83%	250,000
	Woods #1H	23.1563	4,000	Wolfcamp B	1,221	634	87%	600,000
	Vastar State #1V	61.1375	Vertical	Wolfcamp E	Preparing for horizontal re-entry			
	Jackson #1H	60.1647	4,000	Wolfcamp B	875	402	82%	530,000
	Emily Bell #1H	56.8750	4,000	Wolfcamp A	1,125	482	85%	TBD
	Woods #2H	33.1438	4,000	Wolfcamp B	Total Depth on May 1, 2014 - Completing			
Drilling Schedule	Vastar State #1H	61.1375						
	Emily Bell #2H	56.8750						
	Jackson #2H	52.0625						
	Emily Bell #3H	56.8750						
	Woods #3H	23.1563						
	Jackson #3H	60.1647						
	Emily Bell #4H	56.8750						
	Woods #4H	33.1438						
	Jackson #4H	52.0625						

Estimated Future Production - Base Case, One Rig

- Based on a projected drill schedule and typical well curves, Arabella should show significant growth in production for the balance of 2014 and beyond


Estimated BOE/Day
3,000
2,500
2,000
1,500
1,000
500
0
July
August
September
October
November
December
January
February
March
April
May
June
Jackson #4H
Woods #4H
Emily Bell #4H
Jackson #3H
Woods #3H
Emily Bell #3H
Jackson #2H
Emily Bell #2H
Vastar State #1H
Woods #2H
Emily Bell #1H
Jackson #1H
2013 Wells

Note: Based on projected drill schedule, working interest and the third party engineers expected type curve, subject to change based on drill schedules and well performance

Estimated Future Drilling Expense - Base Case, One Rig

- Based on the current Base Case drilling schedule, Arabella will have sufficient capital under it's new Senior Secured Note facility to complete the proposed schedule


$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$31.9 million
Funded By Future Senior Note Sales
Funded By First Senior Note Sales
Drilling CAPEX
Jackson #4H
Woods #4H
Emily Bell #4H
Jackson #3H
Woods #3H
Emily Bell #3H
Jackson #2H
Emily Bell #2H
Vastar State #1H
Woods #2H

Note: Based on projected drill schedule. Assumes $4mm for Vastar re-entry and an average cost per well of $7.5mm for remaining wells

Management

Arabella Management Team

Jason Hoisager – Chief Executive Officer and Director

- Mr. Hoisager is the founder and Chief Executive Officer of Arabella Exploration, Inc. a company he established in 2008 and which is actively acquiring and developing assets in the Delaware Basin of West Texas. He is responsible for asset acquisition, business planning and the overall management of the Company.
- Mr. Hoisager is also the founder and President of Arabella Petroleum Company, LLC, which currently is the operator for Arabella's properties.
- Prior to Arabella, Mr. Hoisager served as an independent landman and was instrumental in planning strategic land purchases, identifying investment partners, acquiring leases and marketing to operators seeking entry into the resource plays of North and West Texas.
- Mr. Hoisager attended Texas Tech University where he studied Finance and Accounting and discovered his interest in the oil and gas industry.

Terry E. Sanford – Chief Financial Officer

- Mr. Sanford has been the Chief Financial Officer for Arabella Exploration, Inc. since November 2013 and has been acting CFO since August 2013. Mr. Sanford manages the Accounting, Finance and Investor Relations departments.
- Mr. Sanford worked for Carriage Services, Inc. (NYSE: CSV) from 1997 to 2012 where he had substantial experience in public company financial reporting, investor relations and mergers and acquisitions. Mr. Sanford's last position at Carriage Services, Inc. was Executive Vice President, Chief Financial Officer and Chief Accounting Officer.
- Mr. Sanford was Chief Financial Officer for Automation Technology, Inc. in 2013, was the Chief Financial Officer for Enduro Systems, Inc. from 1996 to 1997 and the Corporate Controller for Petrolon, Inc. from 1992 to 1995. Mr. Sanford worked in public accounting from 1982 to 1992, including PricewaterhouseCoopers, in the audit department where he served various companies in the oil and gas industries.
- Mr. Sanford is as CPA and has a bachelor's degree in Accounting from Sam Houston State University and a MBA in Finance from the University of Houston. Mr. Sanford is currently on the Board of Directors of the Houston, Texas Chapter of Financial Executives International and previously served as the President of the Chapter.

Arabella Management Team (cont.)

Richard Masterson – Head Geologist

- Mr. Masterson is the Head Geologist at Arabella where he aids in acquiring desirable acreage, monitoring local drilling information and results and collaborates with the Arabella drilling engineers in the location, drilling and completion of wells – including the drilling and completion based on geology to maximize of well pay zones
- Prior to joining Arabella, Mr. Masterson was an independent consulting specializing in the Permian Basin and the 'Wolfbone Play" in particular. His work included reports for major oil companies such as Eagle Oil and Gas, Atlantic Operating, TROX and Two Black Bear, Inc.
- During his time as a independent consultant, Mr. Masterson was instrumental in the development of the Wolfbone Play and its ensuing commercial development.
- Previously, Mr. Masterson has spent twenty years in the field and worked as Vice President of Acquisitions and Exploration at Southwest Royalties and as a geologist at Grand Banks Energy, Monsanto and Texaco.

Dale Nace – Drilling Manager

- Mr. Nace is the Drilling Manager at Arabella as the full time representative to the Company from SDS Petroleum Consultants L.L.C.
- Mr. Nace has extensive knowledge and experience in horizontal, directional and vertical well drilling. He has drilled HTHP wells, extended reach laterals and is familiar with all types of drilling fluids, down-hole tools and drilling techniques.
- As the supervisor of a previous 10-rig operation, Mr. Nace cut costs and streamlined the drilling process – while maintaining a safe working environment.
- Mr. Nace also manages the completion/production side of operations.

Arabella Board of Directors

Berke Bakay

- Mr. Bakay currently is the President and Chief Executive Officer and serves on the board of directors of Kona Grill, Inc. (NASDAQ: KONA), an American grill and sushi bar.
- Mr. Bakay founded BBS Capital Management, LP, a Texas limited partnership that serves as the investment manager to the BBS Capital Fund, LP, in January 2008 and has served as its managing member since its formation.
- Mr. Bakay graduated from Boston College, Carroll School of Management with a Bachelor of Science in finance and from Boston College, Carroll School of Management with a Master of Science in Finance.

Richard J. Hauser

- Mr. Hauser has served as a director of Kona Grill, Inc. (NASDAQ: KONA) since December 2004.
- Mr. Hauser serves as the President and owner of Capital Real Estate, Inc., a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001. Mr. Hauser's commercial real estate activities have consisted of the construction and/or development of at least 300 projects with value in excess of $1.45 billion.
- Mr. Hauser graduated from the university of Minnesota with a Bachelor of Business and Liberal Arts and from the University of Denver with a graduate degree in Real Estate and Finance

William B. Heyn

- Mr. Heyn is the Chief Executive Officer of Tritaurian Capital, Incorporated, a FINRA registered broker-dealer. From 2001 to the present, Mr. Heyn has been with with Tritaurian Capital, Incorporated, and its predecessor companies.
- Prior to 2001, Mr. Heyn held various investment banking positions in the financial industry including in the Investment Banking Division of Merrill Lynch, the Mergers and Acquisitions Group of J. P. Morgan and the Corporate Finance Department of Morgan Stanley.
- Mr. Heyn received a Bachelor of Arts from Yale University with majors in history and political science and currently holds Series 7, 24, 63, 79 and 99 securities licenses.

Financial

Growth to Date

PDP increased from $4.5mm on December 31, 2013 to $15.3mm on June 15, 2014

Proved Reserves(1)
(BOE)


19,100
618,618
2,073,289
2,618,426
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014

PV10 Proved Reserves(1)
($)


$274,648
$9,310,700
$32,792,422
$46,134,395
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014

Production(2)
(BOE/Day)


0
106
300
615
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014

Notes: (1) June 15, 2014 numbers based Williamson reserve report
(2) Estimated production numbers as of June 15, 2014

Drilling Schedule Drives PDP Increase

Current Drilling Schedule for the balance of 2014 Focuses on Moving PUDs to PDP

Proved Reserves[1]
(BOE)


PUD
PDP
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014
December 31, 2014 Estimate

PV10 PDP Reserves[2]
($)


$247,279
$4,332,927
$4,493,571
$15,297,068
$32,101,590
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014
December 31, 2014 Estimate

Notes:
(1) Assumes Woods #2H, Vastar #1H, Emily Bell #2H and Jackson #2H are completed
(2) Estimated PDP PV10 assumes completed wells receive the same PV10 value as their offsets e.g. Woods #2H = Woods #1H

Financial Results

Financial Results Growing as Production Grows – Though Trailing Results Still Not Indicative

Total Revenues


$4,706,425
$1,421,915
$468,782
$51,010
December 31, 2011
December 31, 2012
December 31, 2013
YTD June 30, 2014 Estimate(2)
Year Ended

EBITDA


$1,684,978
$661,612
$349,227
$4,356
December 31, 2011
December 31, 2012
December 31, 2013
YTD June 30, 2014 Estimate(2)
Year Ended

Fully Diluted EPS[1]


$0.11
$0.10
$0.06
$(0.00)
December 31, 2011
December 31, 2012
December 31, 2013
YTD June 30, 2014 Estimate(2)
Year Ended

Notes: [1] Based on 3,125,000, 3,125,000, 3,201,305 and 6,325,676 fully diluted shares outstanding, respectively
[2] June 30, 2014 YTD are preliminary and unaudited

Summary

Milestones/Catalysts

	Milestones	Catalysts
Company	Going Public – December 24, 2013	Exercise "back-in after payouts"
	CEO Jason Hoisager purchases 190,477 ordinary shares for at $10.50	Achieve PDP targets to sell remainder of Senior Secured Notes
	First $16 million Senior Secured Notes Sold under new $45 million Facility	Prepare to raise traditional bank or other financing second half of 2015
Drilling	First four wells in 2013 Including Woods #1H Peak 24 hour IP over 1,200 BOE/Day	Complete Woods #2H
		Re-Enter Vastar for Vastar State #1H
	Next three wells in 2014 Including Emily Bell #1H Peak 24 hour IP over 1,100 BOE/Day	Drill Emily Bell #2H
		Drill Jackson #2H

Summary

Assets

- Multi-year drilling inventory
- Prime acreage with multiple horizontal targets
- Pull in more prime acreage through land experience

People

- Experienced team with Permian and multi-lateral experience

Financing

- Drilling dollars for next nine months
- Warrant redemption Adds $20mm if completed

Ready to Grow

Contact Information

500 W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: (432) 897-4755

www.arabellaexploration.com

	Phone	Email
Company		
William B. Heyn	(432) 279-0790	william.heyn@arabellaexploration.com
Investor Relations		
Derek Gradwell	(512) 270-6990	dgradwell@mzgroup.us